UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DigiPath, Inc.

(Name of Issuer)

Common Stock and Series A Preferred Stock

(Title of Class of Securities)

253825 103

(CUSIP Number)

Eric Stoppenhagen

c/o DigiPath, Inc.

28720 Roadside Drive, Suite 128,

Agoura Hills, CA 91301

1-949-903-0468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10/15/12 and 4/9/14

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253825 103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Stoppenhagen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF for Common Stock; OO for Series A Preferred Stock
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,500,000 Common Stock; 400,000 Series A Preferred Stock
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,500,000 Common Stock; 400,000 Series A Preferred Stock
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 Common Stock; 400,000 Series A Preferred Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% Common Stock; 6.7% Series A Preferred Stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 253825 103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The name of the issuer is DigiPath, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal offices are located at 28720 Roadside Drive, Suite 128, Agoura Hills, CA 91301. The title of the classes of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”) and the series A preferred stock of the Issuer, par value $0.001 per share (the “Series A Preferred Stock”).

Item 2.  Identity and Background.

(a) Name of Person Filing: Eric Stoppenhagen

(b) Address: c/o DigiPath, Inc. 28720 Roadside Drive, Suite 128, Agoura Hills, CA 91301

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Mr. Stoppenhagen is the Issuer’s chief financial officer and secretary and up until his resignation, effective April 9, 2014, Mr. Stoppenhagen was the president of the Issuer as well. Mr. Stoppenhagen is also a member of the Issuer’s board, but he intends to resign his position on the board effective April 20, 2014.

(d) During the last five years, Mr. Stoppenhagen has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Stoppenhagen was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Stoppenhagen is an American citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 On or about October 15, 2010, Mr. Stoppenhagen received 5,000,000 shares of Common Stock of the Issuer for aggregate consideration of $5,000.00 for services rendered. On March 5, 2012, Mr. Stoppenhagen canceled his ownership of 2,500,000 shares of the Issuer’s Common Stock.

On April 9, 2014, pursuant to a series A convertible preferred stock purchase agreement (the “Series A SPA”), Mr. Stoppenhagen purchased 71,864 shares of the Issuer’s Series A Preferred Stock by way of a note payable for expenses converted on January 15, 2014 and 27,788 shares of the Issuer’s Series A Preferred Stock by way of a note payable for accounts payable converted on January 15, 2014 for an aggregate of 99,652 shares of the Issuer’s Series A Preferred Stock held by Mr. Stoppenhagen as a trustee of the Eric Paul Stoppenhagen Trust, dated September 30, 2013.

On April 9, 2014, pursuant to a series A convertible preferred stock purchase agreement (the “Verdad Series A SPA”), Verdad Telecom, Inc. purchased 253,649 shares of the Issuer’s Series A Preferred Stock by way of a secured note payable and 46,699 shares of the Issuer’s Series A Preferred Stock by way of interest on a secured note payable through December 31, 2014 for an aggregate of 300,348 shares of the Issuer’s Series A Preferred Stock held by Verdad Telecom, Inc., of which Mr. Stoppenhagen owns 100% of the issued and outstanding stock.

Item 4.  Purpose of Transaction.

 The purpose of the private transaction was to form and capitalize the Company. Mr. Stoppenhagen ultimately acquired 2,500,000 shares of Common Stock, which equals 19.2% of the outstanding shares of Common Stock. Mr. Stoppenhagen acquired the Common Shares as a personal investment.

The Purpose of the Series A SPA was to issue 6,000,000 shares of a newly formed Series A Preferred Stock in exchange for $6,000,000, which will be used for general working capital purposes in its existing digital pathology business and to explore new lines of business associated with the research, development, licensing and operation of botanical and nutri-pharmaceutical products and services, including, without limitation, the licensing of brand name nutri-pharmaceutical products.

Effective April 20, 2014, Mr. Stoppenhagen will resign as a member of the Company’s board of directors.

At a conversion price equal to $0.02 per share, the Series A Preferred Stock are convertible into shares of Common Stock. No holder is permitted to convert its shares of Series A Preferred Stock if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding common stock of the Registrant immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice. If Mr. Stoppenhagen converted all 99,652 shares of the Issuer’s Series A Preferred Stock held by him, he would hold a total of 2,599,652 shares of Common Stock or 19.8% of the class of Common Stock.

Item 5.  Interest in Securities of the Issuer.

1. Common Stock owned by Eric Stoppenhagen

(a) Amount Beneficially Owned: 2,500,000

Percent of Class: 19.2%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,500,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 2,500,000

(ii) Shared power to dispose or direct the disposition of: 0

2. Series A Preferred Stock owned by Eric Stoppenhagen

(a) Amount Beneficially Owned: 400,000(1)

Percent of Class: 6.7%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 400,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 400,000

(ii) Shared power to dispose or direct the disposition of: 0

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Series A SPA by and between the Issuer and Eric Stoppenhagen, dated April 9, 2014.

 The Series A SPA by and between the Issuer and Verdad Telecom, Inc., dated April 9, 2014.

Item 7.  Material to Be Filed as Exhibits.

None.

(1) 99,652 shares of the Series A Preferred Stock is held by the Eric Paul Stoppenhagen Trust, dated September 30, 2013, of which Mr. Stoppenhagen is the trustee, and 300,348 shares of the Series A Preferred Stock is held by Verdad Telecom, Inc., of which Mr. Stoppenhagen owns 100% of the issued and outstanding stock.

CUSIP No. 253825 103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DigiPath, Inc.
April 18, 2014
Dated
/s/ Eric Stoppenhagen
Signature Eric Stoppenhagen / Chief Financial Officer and Secretary
Name/Title